SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes     No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2006, incorporated by reference herein:

Exhibit
99.1
Release dated November 7, 2006, entitled “SHARE OPTIONS ALLOCATIONS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November 8, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

SHARE OPTIONS ALLOCATIONS

1.In terms of rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited (“the JSE”),
DRDGOLD announces that in relation to the twelve-monthly allocation of employee share options for DRDGOLD (1996) Employee Share Option Scheme (as amended) (“the Share Option
Scheme”), a total of 2 134 000 Share options in aggregate were allocated to 55 senior members of staff on 30 October 2006.

2.In compliance with rules 3.63 to 3.74 of the Listings Requirements of the JSE, the information set out in the table below is disclosed regarding the accrual of share options to officers under the Share
Option Scheme.

Name:
TJ Gwebu – Company Secretary

Number of options:
21 200

Strike price:
R9.08

Total value:
R192 496

3.The options referred to in paragraph 1 and 2 above represent direct, beneficial interests in
DRDGOLD shares and vest in the manner set out in the table below.

Vesting date
Percentage of allocation vesting

30 April 2007
25%
30 October 2007 25%
30 October 2008 25%
30 October 2009 25%

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings
Requirements of the JSE Limited, prior clearance for the above allocations has been obtained from the Remuneration & Nominations Committee of DRDGOLD.

7 November 2006
Johannesburg

Sponsor
Standard Bank